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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Oglebay  Norton  Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  677007 10 6
                                 --------------
                                 (CUSIP Number)







                                 Douglas N. Barr
                        3900 Key Center, 127 Public Square
                     Cleveland, OH 44114-1216  (216)566-5500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 December, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
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CUSIP NO. 677007 10 6                                            13D                                            PAGE 2 OF 7 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Douglas N. Barr
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                    00
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                              USA
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                                   7       SOLE VOTING POWER

                                                     200
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 144,320
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                                     200
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                   144,320
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         144,520
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.0
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                           IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 7 Pages

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CUSIP NO. 677007 10 6                                             13D                                            PAGE 3 OF 7 PAGES
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Robert I. Gale, III
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                     00
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
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                                   7       SOLE VOTING POWER

                                                   2,099
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                140,531
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                                    2,099
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                   140,531
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       142,630
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.9
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    14        TYPE OF REPORTING PERSON*

                         IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 3 of 7 Pages

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ITEM 1.           SECURITY AND ISSUER.
                  --------------------

                  The class of equity securities to which this statement relates is the common stock, $1.00 par value ("Common Stock"), of Oglebay Norton Company, a Delaware corporation (the "Company"), which has its principal executive offices at 1100 Superior Avenue, Cleveland, Ohio 44114-2598.

ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------

                  This statement is filed by Douglas N. Barr and Robert
I. Gale, III. Mr. Barr is an attorney and a partner of the law firm Thompson Hine & Flory LLP located at 3900 Key Center, 127
Public Square, Cleveland, Ohio 44114-1216. Mr. Gale is Chairman and Chief Executive Officer of Mid-West Forge Corporation, an
Ohio corporation with its principal place of business at 17301
St. Clair Avenue, Cleveland, Ohio 44110. Mr. Barr and Mr. Gale are both citizens of the United States.

                  During the last five years, neither Mr. Barr nor Mr. Gale has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

                  In December 1995, Mr. Barr became a trustee of four trusts for the benefit of his wife and other members of his wife's family with aggregate holdings of 28,600 shares of Common Stock and co-trustee, with Mr. Gale, who was appointed as trustee in January 1996, of four trusts for the benefit of members of Mr. Barr's wife's family and Mr. Gale's family with aggregate holdings of 115,220 shares of Common Stock. Mr. Gale is the sole trustee of seven trusts for the benefit of each of his children and his niece and nephews with aggregate holdings of 25,311 shares of Common Stock. The trusts referred to in this Item
3 are collectively referred to herein as the "Family Trusts". Mr. Barr also holds 200 shares of Common Stock for his own account and is deemed to beneficially own 500 shares of Common Stock held by his wife. Mr. Gale holds an additional 2,099 shares of Common Stock for his own account.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

                  See Item 3 above. The Family Trusts hold the shares of Common Stock for general investment purposes. Neither Mr. Barr nor Mr. Gale has any present plans or proposals which relate to or would result in any of the following:

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                    (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

                    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                    (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                    (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                    (e) Any material change in the present capitalization or dividend policy of the Company;

                    (f) Any other material change in the Company's business or corporate structure;

                    (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                    (j) Any action similar to any of those enumerated above.

However, in exercising their fiduciary duties as trustees of the Family Trusts, Mr. Barr and Mr. Gale may in the future plan or propose action relating to or resulting in those items listed above, if they believe such action is in the best interests of the beneficiaries of the Family Trusts. Each of Mr. Barr and Mr. Gale may also take such action in the future as an individual investor in the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  -------------------------------------

          (a) Mr. Barr owns beneficially 144,520 shares of Common Stock, representing approximately 6% of the outstanding shares of Common Stock. Of these shares, 28,600 shares are held by Family Trusts of which Mr. Barr is a trustee and 115,220 shares are held by Family Trusts of which Mr. Barr is a co-trustee with Mr. Gale. Mr. Barr holds 200 shares of Common Stock


                                      5
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for his own account. In addition, Mr. Barr's wife holds 500 shares of Common
Stock for her own account, which shares are deemed to be beneficially owned by Mr. Barr.

          Mr. Gale owns beneficially 142,630 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock. Of these shares, 25,311 are held by Family Trusts of which Mr. Gale is sole trustee and, as mentioned above, 115,220 shares are held by Family Trusts of which Mr. Gale is a co-trustee with Mr. Barr. Mr. Gale holds 2,099 shares of Common Stock for his own account.

          (b) Of the 144,520 shares of Common Stock beneficially owned by Mr. Barr, he has sole voting and dispositive power with respect to the 200 shares he holds for his own account and he shares voting and dispositive power with respect to the 28,600 shares held by the Family Trusts of which he is a trustee. Of the 142,630 shares of Common Stock beneficially owned by Mr. Gale, he has sole voting and dispositive power with respect to the 2,099 shares of Common Stock he holds for his own account and the 25,311 shares held by the Family Trusts of which he is sole trustee. Mr. Barr and Mr. Gale share voting and dispositive power with respect to the 115,220 shares of Common Stock held by the Family Trusts of which they are co-trustees.

          (c) Neither Mr. Barr nor Mr. Gale has effected any transaction in the Company's Common Stock in the past 60 days.

          (d) Except for the other trustees of the Family Trusts, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in paragraph (a).

          (e) Inapplicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
           ------------------------------------------------------
           WITH RESPECT TO SECURITIES OF THE ISSUER.
           -----------------------------------------

          Except for the trust agreements establishing the Family Trusts and the agreement between Mr. Barr and Mr. Gale to file this Schedule 13D jointly (filed herewith), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Barr and Mr. Gale or between or among either of Messrs. Barr and Gale and any other persons with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Exhibit A-Agreement between Douglas N. Barr and Robert I. Gale, III pursuant to Rule 13d(1)(f)(1)(iii) of the Securities Exchange Act of 1934.

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SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                 /s/ Douglas N. Barr
                                                 ------------------------------
                                                 Douglas N. Barr

                                                 /s/ Robert I. Gale, III
                                                 ------------------------------
                                                 Robert I. Gale, III

Date:  May 2, 1997


                                      7
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                                                                       EXHIBIT A

                  This Exhibit A to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii) of the Securities Exchange Act of 1934. The undersigned, Douglas N. Barr and Robert I. Gale, III, hereby agree that the
Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

                                                 /s/ Douglas N. Barr
                                                 ------------------------------
                                                 Douglas N. Barr

                                                 /s/ Robert I. Gale, III
                                                 ------------------------------
                                                 Robert I. Gale, III

Date:  May 2, 1997